EXHIBIT 11

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended June 30,		Six months ended June 30,	
	2001	**2000**	**2001**	**2000**
Numerator:				
Net (loss)	(1,565,755)	(1,475,164)	(2,990,756)	(3,238,644)
Dividends on Series A preferred stock	(772)	(5,703)	(1,535)	(11,406)
Dividends on Series B preferred stock	(51,608)	(52,213)	(103,389)	(104,426)
Numerator for basic and diluted earnings (loss) per share-income (loss) available to common shareholders	(1,618,135)	(1,533,080)	(3,095,680)	(3,354,476)
Denominator:				
Denominator for basic earnings (loss) per share- weighted average shares outstanding	9,195,435	7,339,177	9,093,531	7,114,522
Effect of dilutive securities Warrants	—	—	—	—
Dilutive potential common shares denominator for diluted earnings (loss) per share adjusted weighted-average shares and assumed conversion	9,195,435	7,339,177	9,093,531	7,114,522
Basic earnings (loss) per share	(0.18)	(0.21)	(0.34)	(0.47)
Diluted earnings (loss) per share	(0.18)	(0.21)	(0.34)	(0.47)